Aston Funds

EXHIBIT TO ITEM 77D

Policies with respect to security investments


Effective September 25, 2008, the Aston/New Century
Absolute Return ETF Fund may write (sell) exchange-listed covered call options on long positions held in the Fund's portfolio as a means of enhancing return.
      The Fund generally writes covered call options that are out-of-the money to generate premium income for the Fund. A call option is out-of-the money if the exercise price is above the current market price for the underlying security. The Fund expects to use covered call options in declining markets as a means of enhancing return.

Effective as of November 20, 2008, the Aston/TAMRO Small
Cap Fund changed its policy of investing at least 80% of its assets in small-cap companies by providing for an increase in the market capitalization range of small-cap companies in which the Fund may invest. As of November 20, 2008, the following information replaces the first sentence under "Principal Investment Strategies" for the Fund in the prospectuses:
      Under normal conditions, the Fund invests at least 80% of its assets in a blended portfolio of growth and value stocks of small-cap companies. The Fund's portfolio manager considers companies with market capitalizations of up to $2.75 billion, at the time of acquisition, to be small-cap companies.